February 28, 2006

David E. Quint
Bayview Financial Securities Company, LLC
4425 Ponce de Leon Boulevard, 4th Floor
Coral Gables, Florida 33146

Re:	Bayview Financial Securities Company, LLC
	Registration Statement on Form S-3
	Filed February 1, 2006
      File No. 333-131460

Dear Mr. Quint,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectuses and the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

General
5. We note your placeholder for a description of flow of funds, payment priorities and allocations. Please tell us the reason why you cannot provide this disclosure at this time. Refer to Item 1103(a)(3)(vi) of Regulation AB.
Description of the Mortgage Pool, page S-31
6. We note that the mortgage pool may include delinquent assets. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to Instruction B.5 of Form S-3.
7. We note that a percentage of the mortgage loans have been modified.
However, it is not clear how the mortgage loans have been modified.
Also, it is not clear whether the modified loans are the same as the re-performing loans described in the base prospectus. Please expand your disclosure to explain a general description of the modifications made to the loans added to the pool assets. Refer to Item 1111(a)(2)
of Regulation AB.


Underwriting Guidelines, page S-37

8. We note your placeholder for the underwriting guidelines of Bayview
Financial and its affiliates. However, it is not clear why you cannot provide the underwriting criteria used to originate or purchase the mortgage loans at this time. Please provide this disclosure or advise. Refer to Item 1111(a)(3) of Regulation AB.

Static Pool Information, page S-41
9. Please tell us the nature of third-party static pool information you contemplate providing in response to Item 1105 of Regulation
AB.

Assignment of Mortgage Loans, page S-51
10. We note you contemplate assigning re-sold mortgage loans to the pool assets. However, we cannot locate disclosure on this type of loan in the base prospectus. Please provide a brief description of this type of mortgage loan that may be included in the pool assets in an appropriate location in the base prospectus. Refer to Item 1111(a)(1) of Regulation AB.

Annex A

Certain Characteristics of the Mortgage Loans, page S-A-1
11. We note that the asset pool will include commercial mortgages. Please add disclosure in response to Item 1111(b)(9) of Regulation AB.

Historical Delinquency Information, page S-A-15
12. Please confirm that you will present delinquency information pursuant to Item 1100(b) of Regulation AB.

Indices of the Adjustable Rate Mortgage Loans, page S-A-17
13. Please identify the index referred to in the table as "other."

Base Prospectus

The Trusts and the Trust Assets, page 34

14. We note that a certain amount or percentage of a Primary Asset will be retained by certain transaction parties. Please tell us the purpose of the retained interest and in what circumstances the retained interest will be payable to the seller of the respective asset, or to the master servicer, servicer, depositor or another party. Also, please tell us whether the mechanics of the retained interest is similar to a loan participation.
Servicing, page 59
15. We note that Bayview Loan Servicing has implemented numerous changes in its servicing practices and procedures. Please expand your disclosure to describe the nature of the changes that Bayview Loan Servicing had made to its servicing practices and procedures to the extent material. Refer to Item 1108(b)(4) of Regulation AB.

Non-Agency Securities, page 64
16. Refer to the base prospectus that contemplates including Non-Agency Securities. We note that the sponsor or issuer of Non-Agency
Securities may be an affiliate of the depositor. Please disclose the requirements that you will undertake if you include Non-Agency Securities of an affiliate in the pool assets. Refer to Securities
Act Rule 190(b).

Other Purchases of Securities, page 70
Other Purchases or Redemption, page 70
17. We note that the securities may be redeemable by the holder of the securities. Please provide us your analysis regarding this under Rule
3a-7 of the Investment Company Act.
18. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.
19. We note that you may add a guarantee to the mortgage-backed securities. Please note that a guarantee would be viewed as a security under Section 2(a)(1) of the Securities Act and would need to be separately registered. Please register any guarantees that you contemplate issuing with the mortgage-backed securities on this registration statement.

Loan Purchase Obligation, page 75
20. Please expand your disclosure to clarify when you would include this type of credit enhancement in a mortgage-backed transaction.

Derivatives, page 83

21. We note that you contemplate investors tendering their securities in a mandatory auction. Please confirm that the administrator used in the mandatory auction would be totally independent of the depositor, underwriter or their affiliates.

22. Either delete your reference to the credit default swaps, or provide us with your legal analysis to how this derivative would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please include in your analysis the mechanics involved in the credit default swap you contemplate including in the pool assets. Please refer to the discussion at Section III.A.2. of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

Payments on the Securities, page 67
Certain Yield and Prepayment Considerations, page 94
23. We note that an adjustable interest rate on a class of securities may be calculated "by reference to an index or otherwise." Please revise your disclosure to specify the types of indices on which these interest rate may be based. In addition, please confirm that payments on all classes of securities will not be based on the value of an equity or commodity. Please refer to Section III.A.2. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

Exhibits

Exhibit 4.2 - Form of Transfer and Servicing Agreement

24. Refer to Section 4.29(b). Please revise this section to comply with the requirements under Exchange Act Rule 15d-18(c).

25. Refer to Section 4.31(a). Please note that a Form 15 to suspend reporting under the Exchange Act cannot occur unless, at the beginning of the fiscal year following the securities offering, the securities of each class is held by fewer than 300 record holders. See Section
15(d) of the Exchange Act. Please delete the phrase "in accordance with industry standards" and revise this section to accurately reflect when a Form 15 may be filed.

Undertakings

26. Please revise to include the entire undertaking required under
Item 512(a)(1)(ii) of Regulation S-K or advise why no change is warranted.

Signatures
27. Please note that the registration statement should also be signed by a majority of the depositor`s board of directors or persons performing similar functions, if applicable.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3348.


								Sincerely,


								Jennifer G. Williams
								Special Counsel


cc:	Via Facsimile
	Edward E. Gainor
	McKee Nelson LLP
	(202) 775-8586




Bayview Financial Securities Company, LLC
February 28, 2006
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